The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois  60120

July 27, 2010

VIA EDGAR TRANSMISSION AND HAND DELIVERY

Securities and Exchange Commission Division of Corporate Finance 100 F. Street N.E. Washington, D.C. 20549 Mail Stop 4631
Attention:	Pamela A. Long
Assistant Director

RE:	The Middleby Corporation
Form 10-K for Fiscal Year Ended January 2, 2010
Filed on March 3, 2010
File No. 1-9973

Ladies and Gentlemen:

The Middleby Corporation (the “Company”) has received and reviewed the comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter from Pamela A. Long, Assistant Director, dated June 28, 2010, regarding the Commission’s review of the above-referenced Company filings (the “Comment Letter”).  The Company hereby submits its responses to the Staff’s comments contained in the Comment Letter, as set forth below.  For the convenience of the Staff, each of the Staff’s comments has been reproduced below and is set forth in italics immediately prior to the Company’s response.

Annual Report on Form 10-K for the Fiscal Year Ended January 2, 2010

Item 9A. Controls and Procedures, page 80
Management’s Report on Internal Control over Financial Reporting, page 81

1.	In future filings, please include in management’s report a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on your internal control over financial reporting. Please refer to Item 308(a)(4) of Regulation S-K.

Response:  In future filings, we will revise our management’s report to state that the registered public accounting firm that audited the financial statements included in our annual report has issued an attestation report on our internal control over financial reporting.

Item 15. Exhibits and Financial Statement Schedule, page 84

2.
We note that you do not appear to have publicly filed all of the schedules and exhibits to Exhibit 10.1 (Fourth Amended and Restated Credit Agreement) and all of the exhibits and signature pages to Exhibit 10.13 (First Amendment to the Fourth Amended and Restated Credit Agreement).  Please file complete versions of these agreements, including all of their schedules, exhibits and signature pages, with your next periodic report or, if you wish, a current report on Form 8-K.  In addition, regarding Exhibit 10.13, we note that the exhibit index states that you filed the underlying agreement with a current report on Form 8-K filed on August 8, 2008; however, the EDGAR system reflects this filing as having been made on August 14, 2008.  Please revise your exhibit index accordingly in future filings.

Response:  We will file complete versions, including all of the schedules, exhibits and signature pages, of (i) the Fourth Amended and Restated Credit Agreement, dated as of December 28, 2007, among The Middleby Corporation, Middleby Marshall, Inc., Various Financial Institutions, Wells Fargo Bank, Inc., Wells Fargo Bank N.A., as syndication agent, Royal Bank of Canada, RBS Citizens, N.A., as Co-Documentation Agents, Fifth Third Bank and  National City Bank as Co-Agents and Bank of America N.A., as Administrative Agent, Issuing Lender and Swing Line Lender (Exhibit 10.1 to our annual report on Form 10-K for the fiscal year ended January 2, 2010) and (ii) the First Amendment to the Fourth Amended and Restated Credit Agreement, dated as of August 8, 2008, among The Middleby Corporation, Middleby Marshall Inc., Various Financial Institutions and Bank of America, N.A. as administrative agent, (Exhibit 10.13 to our annual report on Form 10-K for the fiscal year ended January 2, 2010) with our next periodic report.  Additionally, in future filings, we will revise our Form 10-K exhibit index to reflect that the First Amendment to the Fourth Amended and Restated Credit Agreement, dated as of August 8, 2008, among The Middleby Corporation, Middleby Marshall Inc., Various Financial Institutions and Bank of America, N.A. as administrative agent was filed with our current report on Form 8-K on August 14, 2008.

Quarterly Report on Form 10-Q for the Quarterly Period Ended April 3, 2010

Item 4. Controls and Procedures, page 32

3.
We note your statement that “As of April 3, 2010, the company carried out an evaluation, under the supervision and with the participation of the company’s management, including the company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures.”  As the requirements of Item 307 of Regulation S-K pertain to the effectiveness of your disclosure controls and procedures, rather than the effectiveness of the design and operation of you disclosure controls and procedures, in future filings please revise your disclosure accordingly to comply with the requirements of the regulation.

Response:  In future filings, we will revise our disclosure to reflect that we evaluate the effectiveness of our disclosure controls and procedures, rather than the effectiveness of the design and operation of our disclosure controls and procedures.

Definitive Proxy Statement on Schedule 14A filed March 24, 2010

General

4.
We note that the company does not appear to have included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:  The Compensation Committee, together with the Chairman of the Audit Committee and executive management, have considered risks arising from the Company’s compensation policies and practices for its employees and have concluded that the compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.  In connection with the Company’s adoption of performance-based compensation for employees, an important objective of the Compensation Committee was ensuring that none of the targets would pose excessive risks.  The Compensation Committee discussed the relationship between the Company’s compensation and benefits programs and its risk profile with input from the Chairman of the Audit Committee and executive management.  During its review, the Compensation Committee focused upon our short-term incentives, long-term incentives, and change-in-control benefits as having the greatest potential to create incentives for individual or collective risk taking.  Following a thorough review of these and the other components of the Company’s compensation and benefits program, the Compensation Committee determined that the program does not create any incentives with respect to individual or collective behavior that are reasonably likely to have a material adverse effect upon either our risk profile or our overall approach to risk management.

Risk Oversight, page 7

5.	In future filings, please disclose the effect that the board’s role in the risk oversight has on the board’s leadership structure. Please refer to Item 407(h) of Regulation S-K.

Response:  In future filings, we will disclose the effect that the board’s role in risk oversight has on the board's leadership structure.

Executive Compensation, page 9

Compensation Discussion and Analysis, page 9

Compensation Decision-Making Process, page 10

6.
We note your disclosure that “[t]the total compensation of Named Executive Officers and senior management of the Company are set at levels intended to be competitive with amounts paid to executive officers and senior managers with comparable qualifications, experience, and responsibilities at other businesses of similar type or market capitalization, with an emphasis on pay for performance.”  Notwithstanding your statement that you do not benchmark compensation, this process appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K.  With a view toward future disclosure, please tell us what impact this information had on your compensation decisions for the most recently completed fiscal year.  In doing so, please clarify how you gather this information and the extent to which your compensation decisions are derived from or based on a comparison to peer companies, being sure to identify the peer companies by name, or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards.  To the extent any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark, and to the extent that actual compensation deviated from the benchmark, please provide an explanation of the reasons for this deviation.  Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Response: The Compensation Committee does not utilize specific compensation data as a basis for either the total compensation or a material portion of compensation paid to the Company’s executive officers, including the Named Executive Officers.  Rather, each member of the Compensation Committee has brought to the process his own professional experience and knowledge of executive compensation practices generally, derived from each of their respective past and present positions at other companies, including in the case of Messrs. Robert L. Yohe, Gordon O’Brien and John R. Miller III,  as members of the board of directors of such other companies.  Accordingly, we reconfirm that the Compensation Committee has not engaged in benchmarking in determining the elements and levels of compensation paid to the Named Executive Officers.  Depending on the then applicable facts and circumstances, in future filings we will clarify our belief that we do not benchmark compensation.

Annual Performance-Based Incentive Programs, page 11

Management Incentive Compensation Plan, page 11

7.
With a view towards future disclosure, please tell us what the dollar amounts of the EBITDA goals were for 2009 and, for the goals that were satisfied, the dollar amounts of EBITDA actually achieved with respect to those goals.  In addition, please tell us in detail how you determined the specific amounts of the MICP awards for 2009 shown in the summary compensation table.

Response:  The EBITDA goals for Messrs. Bassoul and FitzGerald were based upon a long term incentive plan incorporated into their respective employment agreements which established the criteria for the period from 2005 through 2011.  A description of the MICP and the related goals for Messrs. Bassoul and FitzGerald was set forth in their employment agreements (Exhibits 10.3 and 10.5, respectively, to our Annual Report on Form 10-K for the fiscal year ended January 2, 2010).  Under their respective employment agreements, Messrs. Bassoul and FitzGerald are eligible to earn 100% and 80%, respectively, of their base salary upon the achievement of the pre-determined EBITDA target and an additional $35,000 and $5,800, respectively, for each $120,000 of additional EBITDA over the EBITDA target.  However, in no case can the total incentive compensation under the MICP exceed $3,500,000 for Mr. Bassoul or $600,000 for Mr. FitzGerald.

The EBITDA goals under the MICP were based upon a 12% year over year EBITDA growth rate utilizing the Company’s 2004 EBITDA as the baseline.  The EBITDA targets for the periods from 2005 through 2011 were as follows:

2005	$48,985,685
2006	$54,863,967
2007	$61,447,643
2008	$68,821,360
2009	$77,079,923
2010	$86,329,515
2011	$96,689,057

To the extent that the Company’s actual EBITDA for a fiscal year exceeds the target for such fiscal year, the actual EBITDA amount for the prior year replaces the pre-determined objective in the employment agreement for the succeeding fiscal year.  For 2009, the actual EBITDA goal amounted to $142,751,000 and the actual EBITDA achieved amounted to $153,665,000.

Long Term Equity-Based Incentive Programs, page 13

8.	With a view towards future disclosure, please tell us how you define return on equity for purposes of the replacement equity awards.

Response:  We define “return on equity” as the percentage equal to (1) net earnings or loss for the period as set forth in the audited consolidated financial statements of the Company for the applicable period divided by (2) stockholders’ equity as of the first day of the applicable period as set forth in the Company’s consolidated financial statements.  The board of directors of the Company has retained discretion to adjust net earnings and average stockholders’ equity, otherwise determined in accordance with generally accepted accounting principles, to take into account the impact of specific non-recurring income or expense items in the given period, such as income or expense items resulting from restructuring charges, acquisition initiatives, litigation matters, investments associated with significant growth initiatives, changes in accounting principles or the application thereof, discrete tax items, disposal of property or equipment, or gains and losses from non-operating sources.  We will include such definition in our future filings.

Company Acknowledgement

The Company hereby acknowledges that:

•           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

After you have had the opportunity to review these responses, please do not hesitate to contact the undersigned at (847) 429-7744.  Facsimile transmissions may be sent to the undersigned at (847) 429-7544.

Very truly yours,

By:	/s/Timothy J. FitzGerald
Name:	Timothy J. FitzGerald
Title:	Chief Financial Officer

cc:	Errol Sanderson
Dietrich King
Securities and Exchange Commission
Shilpi Gupta
Skadden, Arps, Slate, Meagher & Flom LLP